Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate III Financial Partners Inc.

Commission File No.: 001-40151

The following is a post published on Aspiration’s blog on November 18, 2021.

CEO Andrei Cherny: Trust and transparency are the heart of Aspiration

Eight years ago, we started Aspiration when we realized that millions of people who care deeply about climate change did not know what kinds of destruction their own dollars were financing while they were asleep at night. People who voted for climate action, volunteered for environmental groups, and made ethical choices in their own lives were overwhelmingly still putting their money into the same big banks that were underwriting environmental devastation and climate disaster.

Environmental organizations, recognizing the power of financial institutions to shape our economy, had already started organizing pressure campaigns to force the big banks to divest from fossil fuels. But we realized that there was another, even bigger point of leverage that could eventually push the entire financial sector to renounce fossil fuels: an alternative institution for consumers to move their money. The fledgling “move your money” movement had already started among some small community institutions, but the challenge was scale, and let’s face it—when it comes to climate change, scale is the only thing that matters.

Now, at the end of 2021, Aspiration has cumulatively moved hundreds of millions of dollars out of big banks that finance climate disaster, and along the way, we’re also planting millions of trees to remove carbon from the atmosphere.

Is all of this enough to stop climate change on its own? No. We’ll be the first to say that divesting consumer bank accounts from fossil fuels is only one piece of the puzzle, as is reforestation with tree planting. We need strong action at the national and international level, but in the absence of that urgently needed government action, we’re proud to be doing everything we can to make personal divestment from fossil fuels and positive carbon reduction action accessible to millions of consumers.

But ours is a new model action and a new kind of company. And oftentimes what is new is first seen by some as unserious or inconsequential. That’s been the story of any innovation or any innovative company you can name.

We’re experiencing that at Aspiration firsthand. There’s a story that was published today that misses the mark. Its central thesis is that Aspiration’s claims “seem to fizzle” under closer examination. Ironically, it’s the article’s claims that fail to stand up to scrutiny.

The report was published by ProPublica, and if you’re interested, we’d ask that you go read their article and then consider the full facts below (all of which we provided to them and they chose to omit). Trust is at the center of what we are building at Aspiration, so I’ll let you judge for yourself.

Members:

The article alleges we are juicing the number of people in the Aspiration ecosystem, but it conflates two concepts and fails to note that we’re using a similar definition as all of our peers. That is, members and active accounts are two different numbers. Our members are those who have joined our community and signed on to the terms to open a regulated cash management and/or investment account.

Companies across the fintech industry describe their members in similar ways that we do. Many of them have or are also in the process of going public. You can read their filings for yourself. In the category of “no good deed goes unpunished,” we actually go a step beyond in transparency and provide our active customer number as well in the very same investor presentations. It is publicly available. Check it out for yourself.

Trees

ProPublica suggests there is something fishy going on with our commitment to plant trees in order to help save the Earth.

The revelation they report is that trees cannot be planted instantaneously. For instance, when someone makes a purchase with Plant Your Change and rounds up their spare change to the nearest dollar, we serve up a notification saying they have “planted one planet-saving tree.”

It is not a surprise to anyone that those trees do not immediately appear in the ground halfway around the world.

The process of funding and ultimately planting a tree can take up to 18 months, and contrary to ProPublica’s claim, this is a fact we are constantly emphasizing. We post it on Twitter, such as here and here, and we share the timing on our own site. ProPublica had those links, and they actively chose not to include them and instead suggested we were burying the basics of tree planting in a footnote.

They also cite some statements I made myself that they imply were incorrect. And I have to admit: on some, they’re right.

In response to their questions, I said that, of the 35 million trees Aspiration has paid our non-profit tree planting partners to plant, over 12 million were currently in the ground with millions more being planted a month. I was wrong. The updated figure is now 16 million.

And ProPublica cites my comments that we are planting as many trees as there are in Central Park every day. That was also incorrect on my part. Looking just at that 16 million tree number that ProPublica reports, we’re actually planting a Central Park’s worth of trees even faster: every 10 hours.

And if you look at the 35 million trees we have funded our well-respected NGO partners to plant, it is every 5 hours.

Planting trees, the right way, is one of the best ways we can address the climate crisis. Here is what Al Gore said in Glasgow this month: “For now, the best technology we have for carbon removal is called the tree. And when you bring that technology to scale, it’s called a forest.”

Investment

The ProPublica article claims that “Aspiration’s investing arm also appears to be less environmentally friendly than the company’s marketing suggests.” However, they don’t provide an example of misleading marketing claims on our part.

In fact, we offer exactly what we say we offer: “fossil-fuel-free fund investing in sustainable businesses that are leaders in their industry.” If you invest in traditional mutual funds or index funds, your dollars are likely supporting oil and gas companies. With Aspiration’s investments, zero of your dollars go there. That’s our mandate by law. And then we proactively invest in the companies across industries that do better when it comes to environmental, social, and governance metrics.

If you’re looking to specifically only invest in clean energy companies, that’s also a sustainable investment strategy, but it’s different than the ESG strategy we currently offer. We don’t claim they’re the same. And ProPublica is wrong to claim that we do.

EBITDAM

This next claim is a bit complicated, but it gets to an important point about how we operate in total transparency as a company.

ProPublica attacked our use of the metric EBITDAM (which stands for “earnings before interest taxes depreciation, amortization, and marketing”). We use this as our internal yardstick because we see acquisition spend as an investment in what should be a long-lasting and growing relationship. EBITDAM has been used by public companies across industries for decades.

But the most important point is that we are using this metric in order to provide more information, helping the public understand us even better: We provide both EBITDAM and EBITDA to all of our prospective investors and if any of them prefer analyzing our business through the prism of EBITDA then they by all means should do so. The ProPublica story only notes at the end that we provide both figures “on the same page of the investor presentation” when that is the central fact that makes all else irrelevant.

Here’s the big picture: Aspiration’s trust and reputation is all we have. When we mess up, we’ll fess up and fix it. This time we have not gotten it wrong, and it’s important to state that.

We work very hard every day to make positive change and do it right. And we are doing it at a scale unlike that of any other company in the world. We’ve helped our customers divest hundreds of millions of bank deposits and investments that would otherwise have gone to finance fossil fuels. Every $1,000 you transfer to Aspiration from big banks has the annual planet-saving climate impact of up to 6,000 fewer miles driven by the average car.

Divesting your money from fossil fuels matters. According to the Rainforest Action Network’s Banking on Climate Crisis report, the world’s 60 largest banks fund more oil and gas exploration in a day than ExxonMobil does in a year. And they are using their customers’ money to do so.

Environmental leader Bill McKibben, who has spent decades fighting the climate crisis, recently wrote: “The money inside the vaults of banks like Chase is driving the climate crisis. Cutting off that flow of cash may be the single quickest step we can take to rein in the fossil fuel industry and slow the rapid warming of the earth.”

We help our customers see how the places where they’re spending treat people and the planet so they can make daily spending decisions with conscience and sustainability in mind. Aspiration being named one of the B Corps “Best for the World” isn’t press hype. It is based on our scores on B Lab’s rigorous assessment which place us in the top 5% of over 100,000 companies worldwide.

And our customers — individuals and businesses — are working with us to finance what we believe is the largest private sector tree planting program in the world. That can be done the wrong way or the right way, but our people at Aspiration wake up every day determined to make sure we do it the right way. ProPublica didn’t point to a single way in which we were falling short.

Those are the facts, I encourage you to judge for yourself.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III intends to file a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in filings with the SEC, including InterPrivate III’s final prospectus used in connection with its initial public offering, which was filed with the SEC on March 9, 2021. To the extent that holdings of InterPrivate III’s securities have changed since the amounts included in InterPrivate III’s final prospectus used in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.